Exhibit 3.1

SECOND AMENDMENT

TO

BYLAWS OF

ORAGENICS, INC.

(Approved August 20, 2010)

Pursuant to Article VI of its Bylaws and the provisions of Section 607.1020, Florida Statutes, Section 1 of Article IV of the Bylaws of Oragenics, Inc. (the “corporation”) is amended in its entirety as follows:

Article IV

Stock Certificates

Section 1. Issuance. Shares in this corporation shall either be represented by certificates or shall be uncertificated and represented by book entry registered in the name of the shareholder on the books and records of the corporation or its transfer agent. At the direction of the corporation to its transfer agent and absent a specific request for a certificate by the registered stockholder or transferee thereof, all shares of the corporation shall be in uncertificated, book entry form upon the original issuance thereof by the corporation or upon the surrender of the certificate representing such shares to the corporation, in accordance with a Direct Registration System approved by the Securities and Exchange Commission and by the NASDAQ Capital Market or any securities exchange on which the stock of the corporation may from time to time be traded.

Except as provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificated shares of the same class and series shall be identical. If shares are not represented by certificates, then, within a reasonable time after issue or transfer of shares without certificates, the corporation shall send the shareholder a written statement in such form as the Board of Directors may from time to time prescribe, certifying as to the number of shares owned by the shareholder and as to such other information as would have been required to be on certificates for such shares.